UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2025

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11112

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

680 East Colorado Blvd, Suite 330 Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Semi-Annual Report, the terms “Miso Robotics”, “Miso”, “we”, “us”, “our”, or “the Company” refers to Miso Robotics, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on April 14, 2025. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2025 (“Interim 2025”) is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historical financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although, in the opinion of management all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2025.

Overview

Miso develops leading-edge artificial intelligence (“AI”) and AI-driven robots that assist cooks in making food at restaurants, focusing particularly on the quick serve restaurant market.  The Company believes that it:

•	Marries AI capabilities and market momentum to power its food technology innovation;

•	Automates some of the least desirable, most repetitive, and most dangerous tasks in commercial kitchens;

•	Frees up labor to be redeployed into functions that bring restaurant operators more value; and

•	Assists with labor redeployment so that restaurant operators can support higher wages and better career growth for kitchen employees.

Miso considers its best and most impactful work to sit at the intersection of technology and humanity.

The Company was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware, and then changed its name to Miso Robotics, Inc. on October 3, 2016.  Located just a few miles from its roots at Caltech, it is headquartered in Los Angeles, California.

Operating Results

Miso’s operating expenses primarily consist of research and development, sales and marketing, and general and administrative costs. For the six-month period ended June 30, 2025, total operating expenses were $7,324,242 compared to $8,869,548 for the six-month period ended June 30, 2024, which represents a reduction of over 17%. This reflects a continued effort to optimize operations and maintain cost discipline, while supporting the strategic focus of Flippy 3.

During the period ended June 30, 2025, research and development costs totaled $477,143 compared to $727,184 for period ended June 30, 2024, representing a reduction of 34%. This decrease was due to better cost discipline, and specifically focusing on any advancements that would allow our next-generation Flippy to operate more efficiently.

Further, sales and marketing costs were $1,501,018 for the period ended June 30, 2025 compared to $1,302,519 for the period ended June 30, 2024. The increase in spending was due to an increase in equity crowdfunding marketing expenses.

We also saw a decrease in general and administrative expenses (including customer operations), decreasing to $5,346,081 for the period ended June 30, 2025, compared to $6,839,845 for period ended June 30, 2024. These expenses include payroll, inventory financing, employee travel expenses for customer operations, and professional fees supporting our Regulation A offering and corporate governance.

During the period ended June 30, 2025, Miso generated $311,223 in net revenue as compared to $192,476 for period ended June 30, 2024.

The following table presents the Company's revenue disaggregated by revenue source:

	Six Months Ended
	June 30,
	2025	2024
Hardware installation fees	$17,000	$10,000
Hardware & software usage fees	$294,223	$182,476
	$311,223	$192,476

Cost of net revenues consists primarily of parts used in building machines for lease, tooling and supplies, depreciation of robots and certain equipment, allocations of facility costs, contractors, freight and delivery, licenses and certifications, and allocations of personnel time in assembly, installation, and servicing. Our cost of net revenue was $635,943, resulting in a gross loss of $324,720 for the period ended June 30, 2025. By contrast, the period ended June 30, 2024 had a cost of net revenue of $229,437, and a gross loss of $36,961.

Liquidity and Capital Resources

Assets and Sources of Liquidity

To date, our operations have been financed by our exempt offerings of securities made in reliance on Regulation A, Regulation CF and both Rule 506(c) and Rule 506(b) of Regulation D. While we have generated limited revenue, that revenue has not been enough to sustain operations.

Cash and Cash Equivalents

As of June 30, 2025, Miso’s cash-on-hand was $3,940,387 as compared to $5,306,910 as of December 31, 2024. Cash represents the largest component of our current assets, with smaller amounts recorded as accounts receivable and other receivables.

Inventory

Inventory was substantially consistent from $1,754,107 at December 31, 2024, to $1,761,811 at June 30, 2025 as we focused on purchasing what was needed for any upcoming installations, rather than having excessive inventory on hand, while our engerineering team focused on advancements for the next-generation Flippy.

Property and Equipment

The net value of property and equipment (cost less accumulated depreciation) decreased from $694,746 to $635,892 between December 31, 2024, and June 30, 2025, respectively. This decrease was the result of depreciation.

Right of Use Assets

Our non-current assets include right of use assets associated with our operating leases and finance leases. For the period ended June 30, 2025, we recorded $353,097, year ended December 31, 2024, we recorded $502,681 for the operating lease right of use assets and $2,777,221 for the financing lease right of use assets as of June 30, 2025, compared to $4,519,629 for the financing lease right of use assets, at December 31, 2024.

Sales of Securities

During the six months ended June 30, 2025, the Company received proceeds from sales of securities pursuant to Regulation D, Regulation CF and Regulation A. During the six month period, total proceeds were $6,100,247.

Liabilities and Material Commitments

Accounts Payable

Between December 31, 2024, and June 30, 2025, we experienced an increase in accounts payable from $428,071 to $736,056.

Lease Liabilities

Our liabilities include right of use liabilities associated with our operating leases and finance lease. We have included the right of use liability as of June 30, 2025, and December 31, 2024, to align with ASC 842 capital leasing guidelines.

As of June 30, 2025, and December 31, 2024, we recorded liabilities of $371,237 and $530,808 for the operating lease right of use liabilities, and $1,511,530 and $3,359,949 for the financing lease right of use liabilities, all respectively.

The Company is still reliant on investor financing to support its operations, and anticipates continuing offerings of securities to investors in 2024 utilizing Regulation A, and Regulation D.

Cash Flows

Historical Cash Flows

	Six Months Ended June 30
	2025	2024
Net Cash Used in Operation Activities	$(6,989,921)	$(7,760,553)
Net Cash Used in Investing Activities	$(103,621)	$(2,567)
Net Cash Provided by Financing Activities	$5,727,018	$4,869,869

At June 30, 2025, our principal source of liquidity was cash and cash equivalents, which we achieved through our offerings of securities as discussed below in greater detail. We believe that additional financing will be required to meet our cash needs to continue development of the Company’s products.

Operating Activities

Cash used in operating activities included a net loss adjusted for several non-cash items such as depreciation & amortization, stock-based compensation, and other non-cash expenses.

Investing Activities

Primary investing activities included purchase of property and equipment.

Financial Activities

Primary sources of our financial activities included net proceeds from issuance and sales of the Company’s capital stock.

Previous and Current Financing

The following summarizes the Company’s financing history:

2025 Regulation A Offering

On June 5, 2025, the Company opened a Regulation A offering. As of September 24, 2025, the Company has received gross proceeds of $9,850,220.

2025 Regulation CF Offering

On January 28, 2025, the Company commenced an offering under Regulation CF which terminated in April 2025. Under that offering, the Company filed to sell up to 4,830,915 shares of Common Stock, plus issue up to 49,075 Bonus Shares (as defined in that Form C offering statement), for an aggregate of 4,879,990 shares. As of the close of that offering, the Company received gross proceeds of $4,913,241, including investor fees.

2025 Regulation D Offering

On January 28, 2025, the Company opened an offering under Rule 506(c) of Regulation D, seeking up to $1,500,000. As of April 29, 2025, the Company has received gross proceeds of $329,336.

2024 Regulation A Offering

On March 27, 2024, the Company received a notice of qualification for an offering pursuant to Regulation A. Under that offering, the Company may sell up to 5,030,181 shares of Common Stock, plus issue up to 503,018 Bonus Shares (as defined in that offering statement), for an aggregate of 5,553,199 shares. Under the offering, the Company sold 4,213,527 shares of common stock and 139,682 bonus shares of common stock for aggregate proceeds of $21,253,745, including $312,516 in ancillary fees. The Company incurred in aggregate $1,349,453 in offering costs. The Regulation A offering closed on October 18, 2024.

2024 Regulation D Offering

On March 1, 2024, the Company conducted stock offerings pursuant to Regulation D. Under that offering, the Company sold 240,454 shares of common stock and 7,186 bonus shares of common stock for aggregate proceeds of $1,224,993 including $29,876 in ancillary fees. The Company incurred in aggregate $104,118 in offering costs. The Regulation D offering closed on October 31, 2023.

Subscription Receivable

At year end December 31, 2024, the Company recorded $471,283 of subscription receivable from the Regulation A offering.

Options

During the year ended December 31, 2024, option holders exercised options into 21,733 shares of common stock for proceeds of $20,906.

2023 Stock Purchase Agreement & Issuance of Warrants

On March 10, 2023, Miso and Ecolab entered into a stock purchase agreement whereby Miso agreed to sell and issue 3,015,323 shares of Series A-1 Preferred Shares and warrants to Ecolab for a total purchase price of $15,015,000. Use of the funds includes product development and other operating expenses. The securities were sold pursuant to Rule 506(c) of Regulation D.

Furthermore, Ecolab was issued warrants which allow it to purchase up to 3,015,323 shares of Series A-1 Preferred Stock (at a per share price of $4.97) or other preferred stock. If the warrants are exercised for the latter, then the price per share shall be the number of shares equal to $15,000,001 divided by the lesser of the “original issue price” of such other preferred stock and $4.9745920, in each case, prior to (or in connection with) the expiration of these warrants, which will no longer be exercisable as of 5:00 p.m., Pacific time, on March 10, 2033.

In May 2023, the Company issued warrants to J&R Pikover Family Trust that allow it to purchase up to 11,765 shares of Common Stock with an exercise price of $4.25 per share. The warrants vest in tranches through February 2024, and expire June 2033.

In May 2023, the Company issued warrants to Jake Brewer, allowing the purchase of up to 12,500 shares of Common Stock with an exercise price of $4.25 per share. The warrants expire in June 2033.

2023 Regulation CF

On October 12, 2023, Miso completed a Regulation CF offering of Common Stock and issued 981,658 shares for gross proceeds of $4,985,539. Additionally, Miso issued 43,313 bonus shares. In connection with the raise, Miso incurred issuance costs of $424,915 in 2023. Miso issued the shares at a price per share of $4.97.

Indebtedness

As of June 30, 2025, the Company had the following indebtedness:

Name	Amount Outstanding	Interest Rate		Start Date		Maturity Date
Farnam Street Financial	$600,000	0%		8/1/2022	(1)	12/31/2025	(1)
Camber Road Partners	$1,603,685	25.04%		9/1/2023	(2)	8/31/2026
J. and R. Pikover Family Trust	$384,355	3.25	%(3)	11/1/2021		10/31/2026

(1) Start date of fixed monthly rental payments; interim payments were made starting April 2022. In 2024, the Company extended this lease with Farnam Street Financial for an additional year. In 2025, the Company entered into a $740,000 lease termination settlement to be paid monthly from May 2025 to December 2025.

(2) Start date of fixed monthly payments were made starting September 2023; interim payments were made starting August 2022.

(3) Interest rates are 3.25% used to capitalize the stream of real estate lease payments on both these leases.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold		Use of Proceeds
February 10, 2022	Regulation A+ Rule 506(c) of Regulation D	Series E Preferred Convertible into Common Stock(1)	$35,640,027	(2)	Working capital
March 10, 2023	Rule 506(c) of Regulation D	Series A-1 Preferred Stock	$15,000,000		Working capital
October 12, 2023	Regulation CF	Common Stock	$4,985,539		Working capital
August 1, 2023	Rule 506(c) of Regulation D	Common Stock	$1,195,056		Working capital
March 27, 2024	Regulation A+	Common Stock	$20,941,229		Working capital
January 28, 2025	Regulation CF	Common Stock	$4,913,241		Working capital
January 28, 2025	Rule 506(c) of Regulation D(3)	Common Stock	$644,818		Working capital
June 5, 2025 – Present	Regulation A+	Common Stock	In progress		Working capital

(1) All shares sold in the Regulation A+ and Regulation D identified offerings were converted into Common Stock in the 2022 Stock Conversion.

(2) Combined Regulation A+ and Regulation D.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $8,597,797 and $9,190,956 for the six months ended June 30, 2025 and 2024, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2025 and 2024. As of June 30, 2025, the Company had an accumulated deficit of $142,839,881 and cash of $3,940,387, relative to negative operating cash flows of $6,989,921 during the six months ended June 30, 2025. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. The Company plans to continue raising capital in 2025 to fund its cash flow needs through the issuance of stock. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Trend Information

In 2025, Miso has been and intends to continue to focus on:

•	Optimizing and improving the newest generation of Flippy;

•

Improving Flippy customer support through more responsive offerings for 24/7 remote support, regular unit maintenance,

and improved employee training for existing customers, while also optimizing remote support to reduce the costs associated with these services;

•	Continuing our implementation of cost discipline and optimization, including by seeking to offshore certain roles;

•	Executing maintenance and expansion (through new filings) of our library of patents and IP;

•	Optimizing our data gathering and analysis to drive both improved internal decision-making and exploration of external monetization opportunities;

•	Installations of the new generation of Flippy, such as recent installations at Jack in the Box and White Castle

•	Building out new pricing strategies for Flippy.

Item 2.	OTHER INFORMATION

None

Item 3.	FINANCIAL STATEMENTS

MISO ROBOTICS, INC.

FINANCIAL STATEMENTS

JUNE 30, 2025 and DECEMBER 31, 2024

UNAUDITED

FINANCIAL STATEMENTS AS OF JUNE 30, 2025 (UNAUDITED) AND DECEMBER 31, 2024 (AUDITED) AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025 (UNAUDITED) AND JUNE 30, 2024 (UNAUDITED) THEN ENDED:

MISO ROBOTICS, INC.

BALANCE SHEETS

UNAUDITED

	June 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$3,940,387	$5,306,910
Accounts receivable, net	8,366	5,642
Inventory	1,761,811	1,754,107
Prepaid expenses and other current assets	529,320	170,517
Other receivables	43,929	76,900
Total current assets	6,283,813	7,314,076
Property and equipment, net	635,892	694,746
Operating lease right of use assets, net	353,097	502,681
Finance lease right of use assets, net	2,777,221	4,519,629
Deposits and other assets	226,298	226,298
Total assets	$10,276,321	$13,257,430

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$736,056	$428,071
Accrued expenses and other current liabilities	343,053	215,919
Operating lease right of use liabilities, current portion	276,213	295,162
Finance lease right of use liabilities, current portion	1,267,944	2,339,317
Finance lease settlement liability	600,000	-
Total current liabilities	3,223,266	3,278,469
Operating lease right of use liabilities	95,024	235,646
Finance lease right of use liabilities	243,586	1,020,632
Total liabilities	3,561,876	4,534,747

Commitments and contingencies

Stockholders' equity:
Series A-1 preferred stock, $0.0001 par value, 11,056,183 shares authorized, 3,015,323 shares issued and outstanding as of both June 30, 2025 and December 31, 2024, liquidation preferences of $15,000,000 as of both
June 30, 2025 and December 31, 2024	301	301
Undesignated preferred stock, $0.0001 par value, 628,619 shares authorized as of both June 30, 2025 and December 31, 2024	-	-
Common stock, $0.0001 par value, 80,000,000 shares authorized; 48,696,614 and 47,361,320 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively
36,094 and 49,219 shares unvested as of June 30, 2025 and December 31, 2024, respectively	4,845	4,735
Common stock subscribed, $0.0001 par value, 233,815 shares to be issued under Regulation A	24	-
Additional paid-in capital	148,669,167	143,708,852
Additional paid-in capital - common stock subscribed	1,162,034	-
Subscription receivable	-	(471,283)
Loan and interest receivable, related parties	(282,045)	(277,838)
Accumulated deficit	(142,839,881)	(134,242,084)
Total stockholders' equity	6,714,445	8,722,683
Total liabilities and stockholders' equity	$10,276,321	$13,257,430

See accompanying notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF OPERATIONS

UNAUDITED

	Six Months Ended
	June 30,
	2025	2024
Net revenue	$311,223	$192,476
Cost of net revenues	635,943	229,437
Gross loss	(324,720)	(36,961)

Operating expenses:
Research and development	477,143	727,184
Sales and marketing	1,501,018	1,302,519
General and administrative	5,346,081	6,839,845
Total operating expenses	7,324,242	8,869,548

Loss from operations	(7,648,962)	(8,906,509)

Other income (expense):
Interest expense	(228,577)	(362,329)
Interest income	83,734	112,709
Loss on disposal of assets	-	(34,981)
Loss on lease termination	(803,992)	-
Other income	-	154
Total other income (expense), net	(948,835)	(284,447)

Net loss	$(8,597,797)	$(9,190,956)

Weighted average common shares outstanding -
basic and diluted	47,930,198	42,885,218

Net loss per common share - basic and diluted	$(0.18)	$(0.21)

See accompanying notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

UNAUDITED

	Series A-1				Common Stock			Additional
	Preferred Stock		Common Stock		Subscribed			Paid-in Capital		Loan and
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Common Stock Subscribed	Subscription Receivable	Interest Receivable, Related Parties	Accumulated Deficit	Total Stockholders' Equity
Balances at December 31, 2023	3,015,323	$301	42,874,850	$4,287	-	$-	$123,333,734	$-	$(29,072)	$(303,906)	$(113,311,813)	$9,693,531
Issuance of common stock	-	-	-	-	-	-	5,910,649	-	29,072	-	-	5,939,721
Offering costs	-	-	-	-	-	-	(73,262)	-	-	-	-	(73,262)
Exercise of stock options	-	-	20,735	2	-	-	20,126	-	-	-	-	20,128
Repayment of loan, and interest to related party	-	-	-	-	-	-	-	-	-	(1,831)	-	(1,831)
Stock-based compensation expense	-	-	-	-	-	-	276,709	-	-	-	-	276,709
Warrants issued for services	-	-	-	-	-	-	600	-	-	-	-	600
Net loss	-	-	-	-	-	-	-	-	-	-	(9,190,956)	(9,190,956)
Balances at June 30, 2024	3,015,323	$301	42,895,585	$4,289	0	$-	$129,468,556	$-	$-	$(305,737)	$(122,502,769)	$6,664,640

Balances at December 31, 2024	3,015,323	$301	47,361,320	$4,735	-	$-	$143,708,852	$-	$(471,283)	$(277,838)	$(134,242,084)	$8,722,683
Issuance of common stock - Regulation CF and D	-	-	1,101,279	110	-	-	4,938,213	-	471,283	-	-	5,409,606
Common stock subscribed - Regulation A	-	-	-	-	233,815	24	-	1,162,034	-	-	-	1,162,058
Offering costs	-	-	-	-	-	-	(75,675)	-	-	-	-	(75,675)
Exercise of stock options	-	-	200	-	-	-	359	-	-	-	-	359
Repayment of loan, and interest to related party	-	-	-	-	-	-	-	-	-	(4,207)	-	(4,207)
Stock-based compensation expense	-	-	-	-	-	-	97,418	-	-	-	-	97,418
Net loss	-	-	-	-	-	-	-	-	-	-	(8,597,797)	(8,597,797)
Balances at June 30, 2025	3,015,323	$301	48,462,799	$4,845	233,815	$24	$148,669,167	$1,162,034	$-	$(282,045)	$(142,839,881)	$6,714,445

See accompanying notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.
Statements of Cash Flows
UNAUDITED

	Six Months Ended
	June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(8,597,797)	$(9,190,956)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	97,418	276,709
Warrants issued for services	-	600
Depreciation	158,268	223,334
Loss on disposal of property and equipment	-	34,981
Loss on lease termination	803,992	-
Amortization of right of use assets	459,327	964,595
Changes in operating assets and liabilities:
Accounts receivable	(2,724)	5,108
Inventory	(7,704)	73,740
Prepaid expenses and other current assets	(358,803)	(111,414)
Other receivables	32,971	(107,518)
Deposit - current	-	100,801
Accounts payable	307,984	(236,048)
Accrued expenses and other current liabilities	127,134	221,044
Operating lease right of use liabilities, net	(9,987)	(15,529)
Net cash used in operating activities	(6,989,921)	(7,760,553)
Cash flows from investing activities:
Purchases of property and equipment	(99,414)	(736)
Issuance of loan to related parties	-	(1,831)
Cash received from loan repayments	(4,207)	-
Net cash used in investing activities	(103,621)	(2,567)
Cash flows from financing activities:
Repayment of finance lease right of use liabilities	(629,330)	(1,016,718)
Issuance of common stock - Regulation CF and D	4,938,323	5,939,721
Collection of subscription receivable	471,283	-
Common stock subscribed - Regulation A	1,162,058	-
Exercise of stock options	359	20,128
Payment of finance lease settlement liability	(140,000)	-
Offering costs	(75,675)	(73,262)
Net cash provided by financing activities	5,727,018	4,869,869
Net change in cash and cash equivalents	(1,366,523)	(2,893,251)
Cash and cash equivalents at beginning of period	5,306,910	6,849,946
Cash and cash equivalents at end of period	$3,940,387	$3,956,695

Supplemental disclosure of non-cash financing activities:
Derecognition of finance lease right of use assets due to termination	$1,283,081	$-
Derecognition of finance lease liabilities due to termination	$1,219,089	$-
Recognition of settlement liability due to finance lease termination	$740,000	$-

See accompanying notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

Notes to the Financial Statements

UNAUDITED

1.	NATURE OF OPERATIONS

Miso Robotics, Inc. (the “Company”) was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October 3, 2016. The Company develops and manufactures artificial intelligence-driven robots that assist chefs to make food at restaurants. The Company is headquartered in Pasadena, California.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $8,597,797 and $9,190,956 for the six months ended June 30, 2025 and 2024, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2025 and 2024. As of June 30, 2025, the Company had an accumulated deficit of $142,839,881 and cash of $3,940,387, relative to negative operating cash flows of $6,989,921 during the six months ended June 30, 2025. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. The Company plans to continue raising capital in 2025 to fund its cash flow needs through the issuance of stock. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Unaudited Interim Financial Information

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2024.

Stock Split

On January 11, 2022, the Company effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock, stock options and lease accounting inputs. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. As of June 30, 2025 and December 31, 2024, the Company had cash of $2,996,252 and $4,928,785, respectively, in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents subjecting the Company to significant credit risks.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1	— Quoted prices in active markets for identical assets or liabilities.

Level 2	— Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3	— Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2025 and December 31, 2024, the Company had an allowance for doubtful accounts of $0. During the six months ended June 30, 2025 and 2024, the Company recorded bad debt expense of $0. The Company did not record any allowance for bad debt on other receivables during the six months ended June 30, 2025 and 2024.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of June 30, 2025 and December 31, 2024, inventory consisted of raw materials for future use in building robotic equipment, which is expected to be reclassified to right of use assets upon commencement of use of this inventory. Management reviews its inventory for obsolescence and impairment as it is determined necessary.

	June 30,	December 31,
	2025	2024
Raw materials	$1,761,811	$1,754,107
	$1,761,811	$1,754,107

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Computer equipment and software	2 - 3 years
Kitchen and lab equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the balance sheet and any resulting gains or losses are included in the statement of operations loss in the period of disposal.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future discounted cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the six months ended June 30, 2025 and 2024.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity on the balance sheet.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the six months ended June 30, 2025 and 2024 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied, adjusting for recognition of credits when performance is recognized unsatisfactorily.

Revenue is recognized with the service provided by the hardware and software at the customer location. The Master Service Agreement specifies the amount that the Company expects in exchange for those services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from hardware installation and hardware and software usage as well as consulting services. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted. For the six months ended June 30, 2025 and 2024, the Company applied credits totaling $5,276 and $129, respectively, against the agreements to reduce the recognized revenues as consideration to the Company’s customers for unsatisfactory performance on the Company’s agreements.

Hardware Installation

The Company satisfies its performance obligation and revenue is recorded at the point in time when hardware is installed at the customer’s location. The Company retains ownership of the installed hardware, including all improvements, enhancements, modifications, and all intellectual rights thereto. The Company invoices customers upon delivery of the hardware, and payments from such customers are due upon invoicing.  Installation fees that have been paid but performance obligations have not been satisfied are recorded as deferred revenue.

Hardware  & Software Usage

Hardware & software usage fees are recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over the life of the contract. Service fees that have been invoiced or paid but performance obligations have not been met are recorded as deferred revenue.

Hardware

The Company changed its revenue model in 2022 such that it no longer intends to have hardware revenue from sales of its products. The Company no longer intends to sell its hardware and does not expect any revenue from this category going forward.

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are installed as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing. Orders or set-up fees that have been paid but performance obligations have not been met are recorded to deferred revenue.

Consulting

Consulting services are recognized at the point in time when the performance obligation has been completed.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Six Months Ended
	June 30,
	2025	2024
Hardware installation fees	$17,000	$10,000
Hardware & software usage fees	294,223	182,476
	$311,223	$192,476

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of June 30, 2025 and December 31, 2024.

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent a set-up fee prepayment received from a customer in advance of performance obligations met.

Cost of Net Revenues

Cost of net revenues consists primarily of parts used in building machines for lease, tooling and supplies, depreciation of robots and certain equipment, allocations of facility costs, contractors, freight and delivery, licenses and certifications, and allocations of personnel time in assembly, installation, and servicing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the six months ended June 30, 2025 and 2024 amounted to approximately $609,000 and $389,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

During the six months ended June 30, 2025 and 2024, two customers accounted for a total of 90% and 0% of the Company’s revenue, respectively. Loss of either of these customers could have a material impact on the Company’s financial position. As of June 30, 2025 and December 31, 2024, one customer accounted for 100% of the Company’s accounts receivable.

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP. When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

 The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

 The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2025, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items included the following:

	Six Months Ended
	June 30,
	2025	2024
Series A-1 Preferred Stock (convertible to common stock)	3,015,323	3,015,323
Common Stock Warrants	2,766,452	2,766,452
Preferred Stock Warrants	3,021,542	3,021,542
Options to purchase common stock	1,696,841	2,402,322
Total potentially dilutive shares	10,500,158	11,205,639

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016 02, Leases (ASC 842). This ASU required a lessee to recognize a right-of-use asset and a lease liability in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2021. The Company adopted ASC 842 on January 1, 2022 using the modified retrospective approach. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit. The Company elected the package of practical expedients available for existing contracts, which allowed the Company to carry forward our historical assessments of lease identification, lease classification, and initial direct costs and did not require retrospective application. The Company also elected a policy to not apply the recognition requirements of ASC 842 for short-term leases with a term of 12 months or less.

At the commencement date, the Company classifies each lease either as operating lease or finance lease. A lease is a finance lease when it meets any of the following criteria:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
c.	The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.
d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

An operating lease is a lease other than a finance lease.

Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make payments arising from the lease. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives, (b) variable lease payments that are based on an index or a rate, (c) the exercise price of an option to purchase the underlying asset if the lessee is reasonable certain to exercise that option, (d) payments for penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease, (e) fees paid by the lessee to the owners of a special-purpose entity for structuring transaction, and (f) amounts expected to be payable by the lessee under residual value guarantees. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company’s incremental borrowing rate. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the ROU asset and lease liability when they are at our discretion and considered reasonably certain of being exercised.

After the commencement date, the operating lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date). The operating ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received, and (c) unamortized initial direct costs. The finance lease liability is measured by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The lessee shall determine the interest on the lease liability in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements in. The finance lease ROU asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. The finance lease ROU asset is being amortized on a straight-line basis, unless another systematic basis is appropriate over its estimated useful life or lease term, whichever is shorter.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts. The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on the financial statements as Company’s customers are direct consumers and pay at the time of purchase.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Adjustment of Prior Period Financial Statements

Certain items in the 2022 and 2023 financial statements have been adjusted to correct for a refund received during 2024 by the Company. In 2024, the Company identified, and received, a refund for a duplicate invoice received by a vendor for inventory during fiscal year 2022 and subsequently was paid by the Company in 2022. This duplication resulted in an overstatement of net loss and understatement of assets in 2022. The adjustment included in the prior period of these financial statements was $381,104 as a decrease to Accumulated Deficit and an increase to Other Receivables as of December 31, 2023 and 2022 in order to correctly account for the refund received from the vendor.

	2023, as reported	Adjustment	2023, after adjustment
Other receivables	$7,881	$381,104	$388,985
Accumulated deficit	$(113,692,917)	$381,104	$(113,311,813)

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	June 30,	December 31,
	2025	2024
Computer equipment and software	$378,927	$378,927
Kitchen and lab equipment	452,555	353,141
Furniture and fixtures	176,204	176,204
Leasehold improvements	1,032,494	1,032,494
	2,040,180	1,940,766
Less: Accumulated depreciation	(1,404,288)	(1,246,020)
	$635,892	$694,746

Depreciation and amortization expense of $158,268 and $223,334 for the six months ended June 30, 2025 and 2024, respectively, were included in operating expenses in the statements of operations.

During the six months ended June 30, 2025 and 2024, the Company recognized a loss on disposal of property and equipment of $0 and $34,981, respectively.

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30,	December 31,
	2025	2024
Accrued personnel costs	$231,332	$84,021
Other	111,721	131,898
	$343,053	$215,919

6.	STOCKHOLDERS’ EQUITY

Amended and Restated Certificate of Incorporation

On January 11, 2022, the Company amended its Certificate of Incorporation and effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The Series A – D preferred stock conversion prices were proportionally adjusted as a result of the stock split. Furthermore, the Company increased its authorized shares of common and preferred stock to 80,000,000 shares and 11,684,802 shares, respectively.

In January 2023, the Company filed its 8th Amended and Restated Certificate of Incorporation, which removed the features specified for preferred shares, such as the Series A to E preferred shares authorized, original issue price, conversion ratio and liquidation price.

On March 8, 2023, the Company filed a certificate of designation of Series A-1 Preferred Stock wherein 11,048,732 shares of authorized preferred stock are to be designated as Series A-1 Preferred Stock. The Series A-1 Original Issue Price shall mean $4.9779468. Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder, into such number of fully paid and nonassessable shares of Common Stock as determined by dividing the Series A-1 Original Issue Price by Series A-1 Conversion Price. Series A-1 Conversion Price shall initially be equal to Series A-1 Original Issue Price.

The Company has issued Series A-1 convertible preferred stock (collectively referred to as “Preferred Stock”). As of June 30, 2025, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 11,684,802 shares of Preferred Stock, of which 11,056,183 shares were designated as Series A-1 Preferred Stock and the remaining 628,619 shares were undesignated. The Preferred Stock have a par value of $0.0001 per share.

Convertible Preferred Stock

In 2022, the Company completed a Regulation A+ and Regulation D offerings of Series E preferred stock and issued 3,470,259 shares for gross proceeds of $36,269,524. In connection with the raise, the Company incurred offering costs of $1,585,284, and as of December 31, 2023, the Company had a subscription receivable of $629,844 pertaining to the offering. The Company originally issued the shares at a price of $10.05 per share (“Series E Original Issue Price”).

In March 2023, the Company issued 3,015,323 shares of Series A-1 preferred stock and warrants to purchase 3,015,323 shares of Series A-1 preferred stock for $5.97 per share, expiring after ten years, for total combined proceeds to $15,015,000.

As of June 30, 2025 and December 31, 2024, 3,015,323 shares of Series A-1 preferred stock were issued and outstanding.

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of other classes of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock on an as-converted basis.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A-1 stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the greater of (i) the original issuance price applicable to each series, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series A-1 preferred stock been converted into common stock. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis. The liquidation preference per share for Series A-1 is $5.97. The total liquidation preferences as of June 30, 2025 and December 31, 2024 amounted to $15,000,000.

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $100,000,000 of gross proceeds to the Company at a price of at least $24.59 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

Common Stock

As of June 30, 2025, the Company authorized 80,000,000 shares of common stock, at $0.0001 par value.

Common stockholders have voting rights of one vote per share and are entitled to elect one director of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

During the year ended December 31, 2023, the Company issued 1,024,971 shares of common stock pursuant to a Regulation CF offering for proceeds of $4,985,539. During the year ended December 31, 2023, the Company issued 240,454 shares of common stock pursuant to a Regulation D offering for proceeds of $1,219,684.

In 2023, option holders exercised options into 92,836 shares of common stock for proceeds of $91,467.

During the year ended December 31, 2023, the Company collected $4,243,329 of subscription receivable.

During the year ended December 31, 2024, the Company conducted stock offerings under Regulation A and Regulation D resulting in the issuance of 4,464,737 shares of common stock for aggregate proceeds of $21,277,692 including $312,516 in ancillary fees. The Company incurred in aggregate $1,424,187 in offering costs.

During the year ended December 31, 2024, the Company collected $29,072 of subscription receivable.

During the year ended December 31, 2024, option holders exercised options into 21,733 shares of common stock for proceeds of $20,906.

During the six months ended June 30, 2025, the Company conducted stock offerings under Regulation CF and Regulation D resulting in the issuance of 1,101,279 shares of common stock for aggregate proceeds of $4,938,323 including investor fees. The Company incurred in aggregate $75,675 in offering costs.

On June 6, 2025, the Company opened a Regulation A. As of June 30, 2025 the company received proceeds of $1,162,058.

During the six months ended June 30, 2025, the Company collected $471,283 of subscription receivable.

During the six months ended June 30, 2025, option holders exercised options into 200 shares of common stock for proceeds of $359.

As of June 30, 2025 and December 31, 2024, there were 48,462,799 and 47,361,320 shares of common stock issued and outstanding, respectively.

7.	STOCK-BASED PAYMENTS

Common Stock Warrants

In 2022, the Company granted 61,213 warrants to purchase common stock with an exercise price of $2.94 per share and 17,926 warrants to purchase common stock with an exercise price of $8.04 per share. All warrants vested immediately with a term of 10 years.

During the year ended December 31, 2023, the Company issued 24,265 warrants to purchase common stock with an exercise price of $4.25 per share. All warrants issued shall have a term of 10 years. As of June 30, 2025, all warrants were fully vested.

Preferred Stock Warrants

In March 2023, the Company issued warrants to purchase up to 3,015,323 shares of Series A-1 preferred shares for a total purchase price of $15,000,000 or $4.97 per share, in conjunction with the preferred stock issuance discussed above. The warrants shall no longer be exercisable after March 10, 2033. In conjunction with the preferred stock issuance discussed above.

In 2022, the Company issued 6,219 warrants to purchase Series E preferred stock in exchange for $5,000 monthly reduction to rental payments for 10 months. The warrants shall vest in 10 months with 622 warrants vesting per month. All warrants issued shall have a term of 10 years. As of June 30, 2025, all warrants were fully vested.

Summary

A summary of information related to common stock warrants for the six months ended June 30, 2025 is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2024	2,766,452	$1.62	$5,200
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of June 30, 2025	2,766,452	$1.62	$-

Exercisable as of June 30, 2025	2,766,452	$1.62	$5,200
Exercisable as of December 31, 2024	2,766,452	$1.62	$5,200

A summary of information related to preferred stock warrants for the six months ended June 30, 2025 is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2024	3,021,542	$4.98	$-
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of June 30, 2025	3,021,542	$4.98	$-

Exercisable as of June 30, 2025	3,021,542	$4.98	$-
Exercisable as of December 31, 2024	3,021,542	$4.98	$-

The Company recorded service expense of $0 and $600 for the six months ended June 30, 2025 and 2024, respectively. In 2023, $50,000 was deducted to the lease liability upon vesting of warrants to purchase preferred stock.

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan (“2016 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 3,264,842 shares as of June 30, 2025. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. As of June 30, 2025, there were 2,576,510 shares available for grant under the 2016 Plan. Stock options granted under the 2016 Plan typically vest over a four-year period.

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan (“2017 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. On December 4, 2024, the Company increased its shares reserved in the Miso Robotics 2017 Stock Plan by 11 million. The number of shares authorized by the 2017 Plan was 19,068,774 shares as of June 30, 2025. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan’s inception. As of June 30, 2025, there were 15,560,898 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

A summary of information related to stock options for the six months ended June 30, 2025 is as follows:

	Options	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2024	2,193,750	$0.75	$-
Granted	-	-
Exercised	(200)	1.79
Forfeited	(496,709)	1.05
Outstanding as of June 30, 2025	1,696,841	$0.66	$-

Exerciseable as of June 30, 2025	750,721	$0.97	$-
Exerciseable as of December 31, 2024	949,088	$1.02	$-

	Six Months Ended
	June 30,
	2025	2024
Weighted average grant-date fair value of options granted during period	n/a	$0.65
Weighted average duration (years) to expiration of outstanding options	8.54	7.25

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Six Months Ended
	June 30,
	2025	2024
Risk-free interest rate	n/a	4.47%
Expected term (in years)	n/a	7.00
Expected volatility	n/a	70%
Expected dividend yield	n/a	0%

The total grant-date fair value of the options granted during the six months ended June 30, 2025 and 2024 was $0 and $234,975, respectively. Stock-based compensation expense for stock options of $73,005 and $252,296 was recognized under FASB ASC 718 for the six months ended June 30, 2025 and 2024, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $231,941 and $475,905 as of June 30, 2025 and December 31, 2024, respectively, and will be recognized over a weighted average period of 3.06 years as of June 30, 2025.

Restricted Common Stock

As of June 30, 2025 and December 31, 2024, the Company had 2,234,015 restricted shares of common stock outstanding under the option plans. As of June 30, 2025 and December 31, 2024, 2,197,921 and 2,184,796 shares were vested, respectively. The Company recorded stock-based compensation expense of $24,413 and $24,413 in the statements of operations for the six months ended June 30, 2025 and 2024 respectively. Unrecognized stock compensation outstanding on these grants was $67,134 as of June 30, 2025.

Classification

Stock-based compensation expense was classified in the statements of operations as follows:

	Six Months Ended
	June 30,
	2025	2024
Research and development expenses	$55,528	$157,724
General and administrative expenses	41,890	118,985
	$97,418	$276,709

8.	RELATED PARTY TRANSACTIONS

In July 2022, the Company entered into a note receivable agreement with Future VC, LLC, a related party under common control, for a principal amount of $1,500,000. On June 26, 2023, the Company signed an omnibus agreement, reducing the interest rate from 12% to 3% as of January 1, 2024, considering the 25,000 warrants granted to Miso Robotics. The note earns interest at 17% per annum on the outstanding principal balance of the note and on all unpaid interest from the date of default, payable on demand. The note matures on the earlier of a) October 5, 2022 or b) at the closing of the next equity financing, at the Company’s election. As of June 30, 2025 and December 31, 2024, the outstanding principal was $266,403 and accrued interest was $15,643 and $11,435, respectively. On July 24, 2024, the Company received a payment of $35,000 related to the origination and legal fees of the loan. The outstanding loan and related accrued interest receivable was included as a contra-equity on the balance sheet as the amounts are still outstanding as of the issuance date of these financial statements. Interest income of $4,207 and $4,104 was recorded on this note for the six months ended June 30, 2025 and 2024, respectively. As of December 31, 2023, the Company had a note receivable of $1,336,742 and accrued interest of $36,241 with Ally Robotics, which was written off and included in the discontinued operations. The outstanding balance was fully reserved for against bad debt expense in 2023. On January 30, 2024, the Company received an interest payment of $45,449 that covered the time frame of September 1, 2023, to January 31, 2024. As of June 30, 2025, the Company had a balance of $0 and accrued interest of $0 outstanding.

In 2023, the Company was granted warrants to purchase 25,000 shares of stock in Vebu Labs, a related party, with an exercise price of $5.57 per share, expiring in 2033. The Company determined the value of such was trivial and therefore did not record an associated asset.

9.	COMMITMENTS AND CONTINGENCIES

Leases

The Company’s operating lease agreements include kitchen facilities, office, lab and leased materials and finance lease agreements include equipment used in building robotic units. As of December 31, 2024, the Company extended the lease with Farnam Street Financial for an additional year. In December of 2024, the Company made the decision to write off $527,635 worth of financed inventory related to Flippy Lite and CookRight Coffee product lines. As the inventory was financed under the finance lease, the written off inventory resulted in an impairment of the Finance lease right of use asset in the amount of $527,635 and an increase to cost of net revenues due to ROU impairment losses of $527,635, which is included in cost of net revenues in 2024.

Lease Settlement

On May 9, 2025, the Company entered into a settlement agreement with Farnam Street Financial, Inc. that terminated its finance lease for certain equipment. Under the agreement, the Company is obligated to pay $740,000 in scheduled installments through December 2025. Upon termination, the Company derecognized the related finance lease liability of $1,219,089 and finance lease right-of-use asset of $1,283,081, recorded a finance lease settlement liability of $740,000, and recognized a loss on lease termination of $803,992. Any auction proceeds from the equipment will be applied to reduce the remaining settlement obligation.The balances for the operating and finance leases are presented as follows within the balance sheet:

	June 30,	December 31,
	2025	2024
Operating leases:
Operating lease right of use assets, net	$353,097	$502,681

Operating lease right of use liabilities, current portion	$276,213	$295,162
Operating lease right of use liabilities	95,024	235,646
Total operating lease liabilities	$371,237	$530,808

Finance leases:
Finance lease right of use assets, net	$2,777,221	$4,519,629

Finance lease liabilities, current portion	$1,267,944	$2,339,317
Finance lease liabilities	243,586	1,020,632
Total finance lease liabilities	$1,511,530	$3,359,949

The components of lease expenses are as follows within the statements of operations are as follows:

	Six Months Ended June 30,
	2025	2024
Operating lease expense:
Operating lease expense	$214,495	$301,750
Total operating lease expense	214,495	301,750

Finance lease expense:
Amortization of right of use assets (general and administrative)	459,327	964,595
Interest on right of use liabilities	228,577	362,329
Loss on lease termination	803,992	-
Total finance lease expense	1,491,896	1,326,924

Total lease expense	$1,706,391	$1,628,674

Supplemental balance sheet information related to leases are as follows:

	June 30,	December 31,
	2025	2024
Weighted-average remaining lease term (in years)
Operating leases	1.34	1.75
Finance leases	1.17	1.44

Weighted-average discount rate
Operating leases	3.52%	3.52%
Finance leases	17.93%	17.93%

Maturities of lease liabilities as of June 30, 2025 are as follows:

Year Ended December 31,	Operating leases	Finance leases
2025 (remaining)	$140,716	$753,708
2026	239,171	1,004,944
Total minimum lease payments	379,887	1,758,652
Less: imputed interest	(8,650)	(247,122)
Total lease obligations	371,237	1,511,530
Less: Current portion	276,213	1,267,944
Long-term portion of lease obligations	$95,024	$243,586

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

As of June 30, 2025, the Company continues to progress in the normal course related to the employment claim filed in 2023. The Company continues to deny this employment claim, and in conjunction with its insurance carrier, continues to engage in customary discovery and other work towards resolving the matter. The Company is going into mediation in October 2025.

Confession of Judgment

In connection with the May 9, 2025 lease settlement, the Company agreed to an enforceable obligation of $1.2 million that Farnam Street may pursue only if the Company defaults on the $740,000 settlement terms. As of June 30, 2025, the Company is in compliance with its obligations, and management does not consider default to be probable. Accordingly, no additional liability has been recognized.

10.	SUBSEQUENT EVENTS

On June 5, 2025, the Company opened a Regulation A offering. As of September 24, 2025, the Company has received gross proceeds of $9,850,220.

On June 30, 2025, the Company started coordinating with a third-party auction company to sell the equipment that is in their possession, which is owned by Farnam Financial Street. As of September 18, 2025, the Company is finalizing the auction data to provide a finalized report to Farnam Financial Street.

On August 28, 2025, the Company received proceeds of $6,952 for obsolete inventory that was sold as part of the auction, which is owned by the Company. The total cost of the obsolete inventory was $124,519.

Management has evaluated subsequent events through September 26, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Item 4.  EXHIBITS

EXHIBITS

Exhibit No.	Title of Document	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.1	Eighth Amended and Restated Certificate of Incorporation	1-U	24R-00307	2.1	January 3, 2023
2.2	Bylaws	1-A	024-11112	2.3	November 6, 2019
2.3	Certificate of Designation of the Series A-1 Preferred Stock	1-K	24R-00307	2.3	August 15, 2023
3.1	Form of Warrant	1-A	024-11112	3.4	February 6, 2020
3.2	EcoLab Warrant	1-K	24R-00307	3.2	August 15, 2023
3.3	Pikover Warrant	1-K	24R-00307	3.3	August 15, 2023
6.1	Note and Warrant Purchase Agreement	1-A	024-11112	6.1	February 6, 2020
6.2	Series A-1 Preferred Stock Purchase Agreement	1-K	24R-00307	6.2	August 15, 2023
6.3	Amended and Restated Registration Rights Agreement	1-K	24R-00307	6.3	August 15, 2023
6.4	Amended and Restated Stockholders Agreement	1-K	24R-00307	6.4	August 15, 2023
6.5	Form of Master Services Agreement	1-A/A	024-11964	6.4	October 12, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Richard Hull
Richard Hull, Chief Executive Officer
Miso Robotics, Inc.
Date: September 29, 2025

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Richard Hull
Richard Hull, Chief Executive Officer
Date: September 29, 2025

By	/s/ Robert Lunny
Robert Lunny, Chief Financial Officer, Principal Accounting Officer
Date: September 29, 2025

By	/s/ Joseph Essas
Joseph Essas, Director
Date: September 29, 2025

By	/s/ Thomas Bruderman
Thomas Bruderman, Director
Date: September 29, 2025

By	/s/ Ben Sasse
Ben Sasse, Director
Date: September 29, 2025